WILLIAMS SECURITIES LAW FIRM, P.A.

2503 W. Gardner Ct.

Tampa FL 33611

Phone:  813-831-9348

e-mail:  Michael@GoPublicDirect.com

October 25, 2013

Mr. Jay Mumford

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549-7010

Re: Perpetual Industries Inc.

Registration Statement on Form S-1

Filed March 8, 2013

File No. 333-187134

Dear Mr. Mumford:

We have filed on EDGAR the above Amendment No. 1 and the related response table which is attached to this letter.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment Number	Explanation
1 .

We did not provide any written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, we did not have any research reports about our company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in our offering.

2 .	All information, including the financial statements, is included in the prospectus as requested.
3 .

With respect to the relationship between our company and ETI Technology and how ETI acquired the technology, we now disclose the following:

XYO is a patented technology that we have licensed from ETI Technologies Inc. on an exclusive worldwide basis under a License Agreement dated January 27, 2005, as amended effective July 31, 2010. ETI is the original applicant and patent holder.

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We have revised the disclosure concerning this comment as follows:

Currently we have two individuals providing primarily management and business administrative services. Brent Bedford, Chairman, President and CEO, has an oral agreement under which he provides management services through an entity that he owns, Pulseman Inc. Doug Greig, General Manager of Operations, has an oral agreement under which he provides management services through an entity that he owns, Blackbird Insight Inc. Both of them serve in the administration and business aspects of the company, although Mr. Bedford has significant knowledge of the engineering of the XYO technology.

Engineering and industrial research and development, design activities surrounding the development and implementation of the XYO technology in a variety of applications, as well as more recent testing, manufacturing planning and sales support have been provided by three individuals on an as-requested basis, including two engineers at Vibranautics Inc. and a marketing/engineering liaison at Beaver Parts Ltd. We have no formal contract or agreement with these entities and individuals; work is requested and invoiced on a monthly basis. Beaver Parts Ltd. is a related party by virtue of its being a Variable Interest Entity under GAAP.

5 .

We now disclose the following:  Our activities have resulted in our generating approximately $222,000 and $130,000 in revenue from inception through July 31, 2013 and 2012, respectively, and approximately $24,000 and $106,000 in deferred revenue as at July 31, 2013 and 2012, respectively. Losses were approximately $5,951,000 and $4,675,000 from inception through July 31, 2013 and 2012, respectively, resulting in accumulated deficits of approximately $5,951,000 and $4,675,000 as at July 31, 2013 and 2012, respectively.

6 .

We have revised the disclosure in that all US investors were Accredited Investors as defined in Regulation D, as follows:

•

The distributions were made only to persons representing in subscription agreements that they were Accredited Investors as defined in Regulation D.

7 .

We removed the following language as the final definitive agreement did not come to fruition:  As an example of this, we recently signed an agreement to implement XYO in marine propellers.

We have added additional language as follows:  For example, in the year ended July 31, 2013, the Company was engaged by oral agreement to carry out XYO development work, on industrial pumps for a customer entity owned by a non-affiliated shareholder, for a sum of $50,000, and on angle grinders and washing machines for a customer entity owned by another shareholder, for a sum of approximately $60,000. Both amounts were paid in full during the year.

8 .	We have updated this disclosure as follows: As of July 31, 2013 and 2012, the balance owed by Perpetual was $779,052 and $606,656, respectively.
9 .	We have updated the entire MDA section to cover all of the periods set forth in our financial statements as required.
10 .

The basis is as follows as now disclosed:  Royalties and License Fees Pertaining to Exclusive Rights

In January 2005, the Company entered into a licensing agreement with a related party, ETI Technologies Inc., whose primary business is the ownership and maintenance of patents concerning the XYO technology. ETI is considered a related party under Item 404(a)(1) of Regulation S-K for the reason that Brent Bedford, while not a shareholder of ETI, is a director of both ETI and Perpetual.

11 .

We have revised this disclosure as follows:  Reports to Shareholders

As a result of this offering and assuming the registration statement is not declared effective before July 31, 2014, as required under Section 15(d) of the Securities Exchange Act of 1934, we will file periodic reports with the Securities and Exchange Commission through July 31, 2014, including a Form 10-K for the year ended July 31, 2014.  At or prior to July 31, 2014, we intend voluntarily to file a registration statement on Form 8-A which will subject us to all of the reporting requirements of the 1934 Act. This will require us to file quarterly and annual reports with the SEC and will also subject us to the proxy rules of the SEC. In addition, our officers, directors and 10% stockholders will be required to submit reports to the SEC on their stock ownership and stock trading activity.  If we elect not to file a registration statement on Form 8-A by July 31, 2014 we will not be required to file periodic or other reports with the SEC after we file our 10-K for the fiscal year ended July 31, 2014. We are not required under Section 12(g) or otherwise to become a mandatory 1934 Act filer unless we have more than 500 shareholders and total assets of more than $10 million on July 31, 2014.  If we do not file a registration statement on Form 8-A at or prior to July 31, 2014, we will continue as a voluntary reporting company and will not be subject to the proxy statement or other information requirements of the 1934 Act, our securities can not be quoted on the OTC Markets, and our officers, directors and 10% stockholders will not be required to submit reports to the SEC on their stock ownership and stock trading activity.

12 .

We have filed the schedule of patents in the relevant agreements.  However, we have omitted our bank account information in the following exhibits:  - ETI license (Sched B)

- MSCC license (Sched B)

- Global Seeds license (Sched A).

As it is obvious that publishing the Company’s bank account number could cause substantial harm through hacking, identity theft and the like, we believe the omission of the bank account numbers is appropriate.  No other information is redacted in any exhibit filed with this Registration Statement.

13 .	See response below.
14 .	See response below.
15 .	See response below.
16 .	We have filed the consent as requested.

Financial Statements

13. Please revise to include updated financial statements and related disclosures in your filing as necessary to comply with Rule 8-08 of Regulation S-X.

The original financial statements and all financial figures throughout the S-1 have been replaced as appropriate with data for the years ended July 31, 2013 and 2012, and the period January 25, 2005 (inception) to July 31, 2013.

Note 8 – Related Party Transactions and Commitments, page 18

14. We note your disclosures here regarding the deferral of wages owed to your president. Please revise to disclose in greater detail the terms of this agreement, including the periods for which wages were deferred and the periods during which you are required to pay the deferred wages. In this regard, please also explain to us why the balance did not change from July 31, 2011 to July 31, 2012. In this regard, we note from page 59 that your president received a salary of $119,002 for the year ended July 31, 2012. Clarify whether such salary was subject to the deferred wages agreement you refer to here.

Original text in non-italics. Added text in italics.

The Company’s president deferred portions of the first three years of compensation due him. The balances due him as of July 31, 2013 and 2012 for amounts deferred totalled $151,000, at both period-ends. These back wages are unsecured, non-interest bearing and due upon demand. There was no formal deferred wages agreement and therefore no set repayment date. Repayment is not expected until after July 31, 2014, therefore, the Company has recorded these amounts as long-term in the accompanying balance sheets.

Period During Which Wages Were Earned	Portion Currently Payable as at July 31, 2013	Portion Deferred Indefinitely	Balance Deferred Indefinitely
YE July 31, 2006	$0	$72,000	$72,000
YE July 31, 2007	$0	$38,500	$110,500
YE July 31, 2008	$0	$40,500	$151,000

In subsequent years the Company contracted for management services from an entity owned by the Company’s president.

A short term shareholder loan of approximately $100,000 was received from the president in the year ended July 31, 2013. It is unsecured, non-interest bearing and due upon demand. It appears under ordinary accounts payable on the Balance Sheet, and is unrelated to the accrued wages discussed above. As at July 31, 2013 the repayment balance outstanding for this loan was approximately $45,000.

Note: this same content appears in the S-1 section Certain Relationships and Related Transactions

15. Please reconcile the total related party expenses of $704,002 for the year ended July 31, 2012 disclosed on the statement of operations with your disclosures here. Please note this comment also applies to your interim financial statements.

Original text in non-italics. Added text in italics. Note, the information pertains to the new year ended July 31, 2013.

The amounts and terms of related party transactions are not necessarily indicative of the amounts and terms which would have been incurred had the transactions been incurred with unrelated parties.

Reconciliation of Related Party Expenses Disclosures to Related Party

Expenses Line of Statement of Operations for the Year Ended July 31, 2013

Management and Other Expenses:
Management services	$ 169,578
Multi-media marketing, advertising and website maintenance services	21,242

Royalties and License Fees Pertaining to Exclusive Rights, excluding interest which appears under Other Income (Expense).	140,000

Variable Interest Entity outlined in Note 4:
Marketing services	158,170
Rent	35,771

Total Related Party Expenses	$ 524,761

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